FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 22, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

APPROVED

Board of Directors of OJSC “Wimm-Bill-Dann Foods”

Minutes No. 14-11 of 14.11.2002

Chairman of the Board of Directors, D. Iakobachvili

(signature)

(place for stamp)

QUARTERLY REPORT

of Issuer of Emissive Securities

for the third quarter of 2002

OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS”

Issuer’s Code:  06005-A

Location:  109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Deputy Chairman of the Management Board: M. V. Dubinin

(signature)

Chief Accountant: E. E. Laryushkina

(signature)

October 31, 2002

(place for stamp)

Contact person:  Bolotov Alexander Gennadievich

Legal adviser

Tel.: (095) 733-9727

Fax: (095) 733-9736

E-mail:  BOLOTOV2@WBD.RU

A. DATA ON ISSUER

9. Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

10. Abbreviated name.

WBD Foods

11. Data on Issuer’s name and organizational & legal changes.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced:  April 16, 2001

The present name introduced:  May 31, 2001

12. Issuer’s state registration record and licences held.

Issuer’s state registration date:  May 31, 2001

State registration certificate No. (or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

No licences held.

13. Taxpayer’s identification number.

7709342399

14. Issuer’s branch/sectorial affiliation.

OKONKh  Codes:

18151, 18221, 18191, 18114, 71100, 71200, 71500, 84500, 51500, 72200

15. Issuer’s location, postal address and contact telephones.

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9723;  Fax:  (095) 733-9736

E-mail: BOLOTOV2@WBD.RU

16. Data on Issuer’s public accountant / auditor.

Name: CJSC Unicon/MS Consulting Group

Location: 113545, Moscow, Varshavskoe shosse, d. 125

Taxpayer ID: 7716021332

Postal address: 113545, Moscow, Varshavskoe shosse, d. 125

Tel.: (095) 319-6636, Fax: (095) 319-5909

E-mail: n/a

Information on auditor’s licence

Licence number: 004196

Date of issue of licence: February 16, 2000

Period of validity: till December 27, 2002

Organization that issued the licence: RF Ministry of Finance

17. Data on organizations, keeping record of Issuer’s securities rights.

Registration body:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location:  Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.   Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

Licence:

Licence number:10-000-1-00255

Date of issue of licence: September 13, 2002

Period of validity: not established

Organization that issued the licence: Federal Commission for Securities Market

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Centralized storing of Issuer’s inscribed / registered securities during the period under report has not been exercised.

18. Issuer’s bailee (Depository Institution).

Issuer has no bailee (Depository Institution).

19. Issuer’s participants.

Total number of participants / shareholders:  13

Shareholders (participants), owning not less than 5% of Issuer’s charter capital:

19.1        Name:  OOO Deutsche Bank

Location: 129090 Moscow, ul. Schepkin, 4

Mail address: 129090 Moscow, ul. Schepkin, 4

Charter capital share of the Issuer: 27.6604% (nominal shareholder)

Shareholders (participants) owning not less than 25 percent of the charter capital of shareholder (participant) of the Issuer:

none

19.2        Yushvaev Gavril Abramovich

(share of the Issuer’s charter capital: 18.8021%)

19.3        Plastinin Sergey Arkadievich

(share of the Issuer’s charter capital: 12.1623%)

19.4        Dubinin Mikhail Vladimirovich

(share of the Issuer’s charter capital: 12.1623%)

19.5        Timokhins Alexanders

(share of the Issuer’s charter capital: 6.9483%)

19.6        Orlov Alexander Sergeevich

(share of the Issuer’s charter capital: 6.8733%)

19.7        Iakobachvili David

(share of the Issuer’s charter capital: 6.4053%)

20. Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Company managing / executive committee Chairman;

4. Managing / executive committee.

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

15.20. The following are assigned to the competence of the General Meeting of Shareholders:

1) amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10) approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s Board of Directors (Supervisory Board)  pursuant to its charter (constitutive documents):

16.3. Terms of reference of the Company’s Board of Directors are the following:

1)	determination of the priority directions of the Company’s activities;
2)	calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;
3)	approval of the agenda of the General Meeting of Shareholders;
4)

determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)	placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;
6)	determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;
7)	acquisition of shares, bonds, and other securities placed by the Company in the cases provided for by the JSC Law;
8)	formation of the executive bodies of the Company and early termination of their authorities—election of the Chairman of the Management Board and appointment of the members of the Management Board,
9)	of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;
10)	recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;
11)	recommendations on the amount of the dividend on shares and the procedure for its payment;
12)	utilization of the reserve fund and other funds of the Company;
13)

approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)	creation of branches and opening of representative offices of the Company;
15)	approval of major transactions in the cases provided for by chapter X of the JSC Law;
16)	approval of the transactions provided for by chapter XI of the JSC Law;
17)	approval of the Company’s registrar and the terms of the contract with the registrar, and termination of the contract with the registrar;
18)	adoption of resolutions on the Company’s participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law;
19)	other issues provided for by the JSC Law.

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management

Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of attorney shall act in the name of the Company, including:

1)	carry out operative management of the Company’s activities;
2)	have the right of first signature on financial documents;
3)	direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;
4)	represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;
5)	approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;
6)	direct the work of the Management Board and preside at its meetings;
7)	recommend candidates for the Management Board to the Board of Directors for approval;
8)	complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;
9)	issue powers of attorney on in the Company’s name;
10)	open bank accounts of the Company;
11)	organize the Company’s accounting and reporting;
12)	issue orders and instructions binding upon all employees of the Company;
13)

perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

17.5. The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

17.6. In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

17.7. The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

17.7.1. organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

17.7.2. decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

17.7.3. establishment of prices, rates, and commissions under contracts with suppliers and consumers;

17.7.4. ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

17.7.5. keeping personnel records in accordance with current Russian legislation;

17.7.6. monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

17.7.7. the content and keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

17.7.8. providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

17.7.9. organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

17.7.10. performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company.

21. Members of Board of Directors (Supervisory Board) of Issuer

Board of Directors

Chairman:  David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Positions over past 5 years:

Period: 1996 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of dairy and cultured milk foods, juices, andbeverages

Position: General Problems Consultant

Period: 1996-1999

Organization: ZAO “Foods Production”

Area of Operations: Production of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: ZAO  “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Deputy General Director

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - Present

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Advisor to Executive Director

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.1623%

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Orlov, Alexander Sergueevich

Born: 1948

Positions over past 5 years:

Period: 1994 - 1997

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - to present day

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Advisor to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 6.8733%

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1996 - 1998

Organization: AOZT “PK Lianfruct”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Advisor to Executive Director

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.1623%

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Scherbak, Vladimir Nikolaevich

Born: 1939

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agroindustrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agroindustrial complex and food supplies

Position: Minister

Period: 2001 - Present

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Advisor to Executive Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

David Iakobachvili

Born: 1957

Positions over past 5 years:

Period: 1993 - 1997

Organization: Mediterranean Trade Invest

Area of Operations: No data

Position: Head of representation

Period: 1997 - Present

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: data not available

Position: Director

Period: 1999 - Present

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Advisor to Executive Director, member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: 6.4053%

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Tutelyan, Victor Alexandrovich

Born: 1942

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Yasin, Eugeny Grigorievich

Born: 1934

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economy

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economy

Position: Minister

Period: 1998 - Present

Organization: Moscow state university - the Higher School of Economy

Area of Operations: Teaching

Position: Scientific adviser

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Guy de Selliers

Born: 1952

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - Present

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Michael A. O’Neill

Born: 1952

Positions over past 5 years:

Period: 1991 - 1997

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Regional Manager, Eurasia Department

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Department of Eurasia

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Ernest Linwood Tipton

Born: 1934

Positions over past 5 years:

Period: 1987 - Present

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

J. B. Mark Mobius

Born: 1936

Positions over past 5 years:

Period: 1987 - Present

Organization: Templeton Asset Management Ltd.

Area of Operations: Provision of managerial services

Position: Managing Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

22. Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Kolokatov, Dmitry Sergeevich

Born: 1973

Positions over past 5 years:

Period: 1998 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Trade Mark Manager

Period: 1998 - Present

Organization: ZAO “Wimm-Bill-Dann Purchaser”

Area of Operations: Wholesale trade

Position: Advisor

Period: 2000 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Senior Trade Mark Manager

Period: 2000 - Present

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kuprianov, Dmitry Victorovich

Born: 1972

Positions over past 5 years:

Period: 1996 - 1997

Organization: “Econika Corporation”

Area of Operations: Sale of footwear

Position: Head of personnel and sales promotion sector

Period: 1997 - 1998

Organization: ZAO “Asmart”

Area of Operations: No data

Position: Head of personnel department

Period: 1998 - 2001

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Director of personnel department

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Head of personnel administration

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods and foods

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - 1998

Organization: AOZT “Lianfrukt”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy foods

Position: Advisor to Executive Director

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: President of Board (Chairman of Managing / Executive Committee)

Share in the Issuer’s charter capital: 12.1623%

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Byrdin, Maxim Olegovich

Born: 1972

Positions over past 5 years:

Period: 1995 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: First Deputy General Director

Period: 1998 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Executive Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Dubinin, Mikhail Vladimirovich

Born: 1969

Positions over past 5 years:

Period: 1996 - 1999

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Issues Consultant

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Deputy General Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of the Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of the Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of the Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of the Supervisory Board

Period: 2000 - Present

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance Services

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Advisor to the Executive Director

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: Z “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy President of the Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of the Supervisory Board

Share in the Issuer’s charter capital: 12.1623%

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kompaniets, Leonid Andreevich

Born: 1957

Positions over past 5 years:

Period: 1995 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Production Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.67%

Remuneration for the Reporting Period: this information is confidential

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Positions over past 5 years:

Period: 1997 - 1998

Organization: Vremya ZAO

Area of Operations: Pharmaceuticals

Position: General Director

Period: 1998 - 1998

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 1998-1998

Organization: Inkombank OAO

Area of Operations: Banking

Position: Vice President

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OAO

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Tamurka, Dmitry Vitalievich

Born: 1969

Positions over past 5 years:

Period: 1995 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Sales Director

Period: 1997 - Present

Organization: OJSC Lianovozo Dairy

Area of Activity: Production and sale of dairy and cultured milk products

Position: Director of Sales Department

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidental

Smirnov, Pavel Andreevich

Born: 1972

Positions over past 5 years:

Period: 1997 - 1998

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Expert Analyst of the Analytical Section of the Product Promotion Service

Period: 1998 - Present

Organization: OJSC Lianovozo Dairy

Area of Operations: Production and sale of dairy and cultured milk products

Position: Director of Marketing Department

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

No collective executive body has been formed.

Person performing the functions of individual executive body of the Issuer: Sergei Arkadievich Plastinin

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and other officers of the Issuer.

Total remuneration amount paid to all persons in Sections 21 and 22 during the reporting period:

Salary (rub.): 1,579,788.00

Bonuses (rub.): 0

Commission (rub.): 0

Other Considerations (rub.): 0

Total (rub.): 1,579,788

See also Sections 21 and 22

24. Information on legal entities with Issuer’s participation.

Legal entities in which the Issuer owns not less than 5 per cent of the charter capital:

Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, floor 2, room 13a

Postal Address: 103009, Moscow, Bryusov per., d. 8/10, str. 2, floor 2, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 82.66%

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Name: Open Joint-Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10

Issuer’s share in the charter capital of the legal entity: 5.44%

25. Shares of all legal entities, in which the Issuer owns more than 5 per cent of the charter capital, and their officers, in the Issuer’s charter capital.

25.1 Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 9-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

25.2 Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d.8/10, str. 2, floor 2, room 13a

Postal Address: 103009, Moscow, Bryusov per., d.8/10, str. 2, floor 2, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.2.1 Plastinin, Sergei Arkadievich

Functions of this person: Individual Executive Body

This person’s share in the Issuer’s charter capital: 12.1623%

25.3 Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 81.46%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.3.1 Vishnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.09%

25.3.2 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.1623%

25.3.3 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.8733%

25.3.4 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.1623%

25.3.5 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.4053%

25.3.6 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

25.4 Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

This entity’s share in the Issuer’s charter capital: none

25.5 Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

This entity’s share in the Issuer’s charter capital: none

25.6 Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

This entity’s share in the Issuer’s charter capital: none

25.7 Name: OJSC “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

This entity’s share in the Issuer’s charter capital: none

25.8 Name: Open Joint-Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10

Issuer’s share in the charter capital of the legal entity: 5.44%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.8.1 Yevdokimov, Viktor Yegorovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 0.9%

25.8.2 Vishnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 4.4141%

25.8.3 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.1623%

25.8.4 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.8733%

25.8.5 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.1623%

25.8.6 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.4053%

26. Other affiliated companies of the Issuer.

26.1 Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, , ul. Larina, d.19

Postal Address: 603309, Nizhny Novgorod, , ul. Larina, d.19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.2 Name: Open Joint-Stock Company “Siberian Milk”

Location: 603088, Novosibirsk, ul. Petukhova, d.33

Postal Address: 603088, Novosibirsk, ul. Petukhova, d.33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.3 Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d.19

Postal Address: 690087, Vladivostok, ul. Strelochnaya, d.19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.4 Name: Open Joint-Stock Company “Ramenskoye Dairy”

Location: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d.1

Postal Address: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d.1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.5 Name: Open Joint-Stock Company “Kiev City Dairy No. 3”

Location: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d.7

Postal Address: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d.7

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.6 Name: Closed Joint-Stock Company “Dary Valdaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d.5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d.5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.7 Name: Limited Liability Company “Lianozovo-Samara”

Location: 443111, Samara, ul. Fadeeva, 64-A

Postal Address: 443111, Samara, ul. Fadeeva, 64-A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.8 Name: Associated Closed Joint-Stock Company “Karasuk Milk”

Location: 632810, Karasuk, ul. Radischeva, d.16

Postal Address: 632810, Karasuk, ul. Radischeva, d.16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.9 Name: Limited Liability Company “Wimm-Bill-Dann Izhora”

Location: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d.2

Postal Address: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d.2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.10 Name: Limited Liability Company “Nevsky Dairy Trading House”

Location: 194902, Saint-Petersburg, Vyborgskoye shosse, d.226, lit.A

Postal Address: 194902, Saint-Petersburg, Vyborgskoye shosse, d.226, lit.A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.11 Name: Limited Liability Company “Wimm-Bill-Dann Agro”

Location: 109028, Moscow, Yauzsky Boulevard, d.16/15, room 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, d.16/15, room 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.12 Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d.2

Postal Address: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d.2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.13 Name: Closed Joint-Stock Company “Wimm-Bill-Dann Purchaser”

Location: 103009, Moscow, ul. Tverskaya, d.9/17, str. 3, room 66

Postal Address: 103009, Moscow, ul. Tverskaya, d.9/17, str. 3, room 66

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.14 Name: Limited Liability Company “Ramenskoye Milk”

Location: 123242, Moscow, ul. Bolshaya Gruzinskaya, d.14, str. 1

Postal Address: 123242, Moscow, ul. Bolshaya Gruzinskaya, d.14, str. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.15 Name: Limited Liability Company “Semiruchye”

Location: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d.1

Postal Address: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d.1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.16 Name: Limited Liability Company “Wimm-Bill-Dann Rostov-na-Donu”

Location: 344007, Rostov-na-Donu, ul. Lugovaya. d.12

Postal Address: 344007, Rostov-na-Donu, ul. Lugovaya. d.12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.17 Name: Limited Liability Company “Wimm-Bill-Dann Vladivostok”

Location: 690088, Vladivostok, ul. Strelochnaya, d.19

Postal Address: 690088, Vladivostok, ul. Strelochnaya, d.19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.18 Name: Limited Liability Company “Ramenskoye Juices”

Location: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d.1

Postal Address: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d.1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.19 Name: Limited Liability Company “Kupino Milk”

Location: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d.54

Postal Address: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d.54

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.20 Name: Closed Joint-Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10. str. 2, floor 2, room 17

Postal Address: 103009, Moscow, Bryusov per., d. 8/10. str. 2, floor 2, room 17

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.21 Name: Joint-Stock Company “Wimm-Bill-Dann Netherlands B.V. (the Netherlands)

Location: Prins Hendriklaan 49, BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.22 Name: Associated Company “Wimm-Bill-Dann” (Ukraine)

Location: 252057, Kiev-57, ul. Ezhena Potier, d.12

Postal Address: 252057, Kiev-57, ul. Ezhena Potier, d.12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.23 Name: Wimm Bill Dann Israel Ltd (Israel)

Location: 11 Moshe Levi St., Rishon Le Zion, Izrael

Postal Address: 11 Moshe Levi St., Rishon Le Zion, Izrael

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.24 Name: Closed Joint-Stock Company “Podmoskovnoye Milk”

Location: 125047, Moscow, ul. Butyrsky Val, d.1, board room

Postal Address: 125047, Moscow, ul. Butyrsky Val, d.1, board room

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.25 Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d.12A

Postal Address: Kyrgyz Republic, Bishkek, Prospekt Chuy, d.12A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.26 Name: Limited Liability Company “Wimm-Bill-Dann Krasnoyarsk”

Location: 660059, Krasnoyarsk, ul. Kommunisticheskaya, d.2

Postal Address: 660059, Krasnoyarsk, ul. Kommunisticheskaya, d.2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.27 Name: Limited Liability Company “Nectarine”

Location: 630088, Novosibirsk, ul. Petukhova, d.33

Postal Address: 630088, Novosibirsk, ul. Petukhova, d.33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.28 Name: Limited Liability Company “Fruit Rivers”

Location: 103009, Moscow. Bryusov per., d.8/10. str. 2. floor 2. room 8

Postal Address: 103009, Moscow. Bryusov per., d.8/10. str. 2. floor 2. room 8

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.29 Name: Closed Joint-Stock Company “Rubtsovsk Dairy”

Location: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d.32

Postal Address: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d.32

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.30 Name: Limited Liability Company “Annino Milk”

Location: 396200, Russia, Anna, Voronezh Region, ul. Sevastopolskaya, d.4

Postal Address: 396200, Russia, Anna, Voronezh Region, ul. Sevastopolskaya, d.4

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.31 Name: Limited Liability Company “Wimm-Bill-Dann Novosibirsk”

Location: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Postal Address: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.32 Name: Wimm-Bill-Dann Germany GmbH

Location: 10117, Berlin, Charlottenstr, 57

Postal Address: 10117, Berlin, Charlottenstr, 57

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.33 Name: Limited Liability Company “Wimm-Bill-Dann Omsk”

Location: 644024, Russia, Omsk, ul. Lermontov, 46

Postal Address: 644024, Russia, Omsk, ul. Lermontov, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.34 Name: Limited Liability Company “Don Dairy Trade House Wimm-Bill-Dann “

Location: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Postal Address: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.35 Name: Limited Liability Company “Krasnodar Dairy Trade House Wimm-Bill-Dann”

Location: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Postal Address: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.36 Name: Limited Liability Company “Omsk Dairy Trade House Wimm-Bill-Dann”

Location: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Postal Address: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.37 Name: Limited Liability Company “Ural Dairy Trade House Wimm-Bill-Dann”

Location: Russia, Ekaterinburg

Postal Address: 620014, Russia, Ekaterinburg, ul. Papanin, 7a-44

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.38 Name: Limited Liability Company “Khabarovsk Dairy Trade House Wimm-Bill-Dann”

Location: 680023, Russia, Khabarovsk, ul. Respublikanskaya, 17

Postal Address: 680013, Russia, Khabarovsk, ul. Lermontova, d. 3

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.39 Name: Limited Liability Company ChoP “Municipal Security Agency”

Location: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Postal Address: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.40 Name: Limited Liability Company “Wimm-Bill-Dann Central Asia”

Location: Kyrgyzskaya republic, Bishkek, Prospect Chuy, 12

Postal Address: Kyrgyzskaya Republic, Bishkek, Prospect Chuy, 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.41 Name: Limited Liability Company “Novokuznetzk Dairy Trade House Wimm-Bill-Dann”

Location: Novokuznetzk

Postal Address: 654002, Russia, Kemerovskaya region, Novokuznetzk, ul. Murmanskaya, 49a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.42 Name: Limited Liability Company “Wimm-Bill-Dann Kazan”

Location: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Postal Address: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.43 Name: Limited Liability Company “Tolyatti Dairy Trade House Wimm-Bill-Dann”

Location: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Postal Address: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.44 Name: Open Joint Stock Company “Multifruit”

Location: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Postal Address: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.45 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Almaty”

Location: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Postal Address: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.46 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Kordai”

Location: Republic of Kyrgyzstan, Bishkek, Prospekt Chuy, d. 12 A

Postal Address: Republic of Kyrgyzstan, Bishkek, Prospekt Chuy, d. 12 A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.47 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Shymkent”

Location: Shymkent, ul. Tole bi, d. 43

Postal Address: Shymkent, ul. Tole bi, d. 43

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.48 Name: Wimm-Bill-Dann Cyprus Limited

Location: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Postal Address: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.49 Name: Limited Liability Company “Veidelevka Milk”

Location: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Postal Address: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.50 Name: Limited Liability Company “Krasnoyarsk Dairy Trade House Wimm-Bill-Dann”

Location: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Lebedevoi, d. 78

Postal Address: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Kutuzova, d. 54, kv. 51

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.51 Name: Wimm-Bill-Dann Trading Company B.V.

Location: Prins Hendriklaan 49, BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.52 Name: Open Joint Stock Company “Novokuibyshevskmoloko”

Location: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Postal Address: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.53 Name: Limited Liability Company “Rodniki Valdaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.54 Name: Limited Liability Company: “Cental European Brewing Company”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.55 Vishnyakov, Mikhail Ivanovich

This person’s share in the Issuer’s charter capital: 3.09%

26.56 Evdokimov, Viktor Egorovich

This person’s share in the Issuer’s charter capital: 0.9%

26.57 Yaroslavsky, Evgeny Lvovich

This person’s share in the Issuer’s charter capital: 3.04%

27. Issuer’s participation share in the charter capital of affiliated legal entities.

See sections 24, 25, 26

28. Participation share of the Issuer’s affiliated companies, their founders and officers in the Issuer’s charter capital.

See sections 24, 25, 26

29. Persons having 5 and more percent votes in the Issuer’s supreme executive body.

Yushvaev, Gavril Abramovich

Share: 18.8021%

Dubinin, Mikhail Vladimirovich

Share: 12.1623%

Plastinin, Sergei Arkadievich

Share: 12.1623%

Orlov, Alexander Sergeevich

Share: 6.8733%

Timokhins Alexanders

Share: 6.9483%

Iakobachvili, David

Share: 6.4053%

Name: Deutsche Bank Limited Liability Company

Share: 27.66%

30. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

None

31. Issuer’s subsidiaries and representative offices.

None

32. Number of Issuer’s employees.

Average number of Issuer’s employees, including those working in its subsidiaries and representative offices, for the reporting period: 7

33. Description of Issuer’s primary areas of operations.

As of the approval date of the present Prospectus, the Issuer, due to its incorporation in 2001, has not performed any operations of producing and/or selling goods (works, services). The principal activity of the Issuer is the control and management of a group of associated and affiliated companies listed in the present Prospectus, which produce and sell milk (dairy) products and juices (drinks, nectars) (further, in combination with the Issuer referred to as the WBD Group).

General Development of the Industry (General Trends).

The Russian market of milk (dairy) products and juices (drinks, nectars) had been steadily growing in the period between the breakdown of the USSR and the 1998 financial crisis, after which a significant drop in consumption followed. By 2000 the market has largely recovered. According to the data of the Russian Union of Juice Producers, total consumption of Russian and imported products and the market of juices and juice-containing drinks amounted in 1998 to 655 mln. liters, in 1999 – to 548 mln. liters, in 2000 – 674 mln. liters. The growth of income of the Russian citizens and the increasing preference for juices over fruit, along with the simultaneous growth in demand for a wide range of milk and dairy products, shall provide for the more active consumption of vitamin-rich quality products of various flavors and nutritional characteristics.

Due to the fact that the Issuer was incorporated in 2001, it is impossible to provide comparative data reflecting the Issuer’s activities in the sector.

In the first half of 2001 about 72% of WBD Group’s net revenue came from the sales of dairy products.

According to AC Nielsen’s data based on the research in nine largest Russian cities, including Moscow and Saint-Petersburg, in 2000 the WBD Group occupied the leading position in all types of packaged dairy products, except for pasteurized milk, with 38% by volume of traditional and vitamine-fortified dairy products and 53% of dairy desserts. In the juice sector, according to the data of the Russian Union of Juice Producers, as of the end of 2000, the WBD Group occupied 38% of the national market and 46% of the market in Moscow and the Moscow Region – the largest juice consumers in Russia.

Such market presence of the WBD Group on the market is partially explained by a wide range of products. For example, according to the research undertaken by the Association of Independent Marketing Consultants – a Russian company specializing in studying market situation – in 2000 in Moscow the level of customer awareness of “J-7”, “100% Gold” and “Lyubimy Sad” brands amounted, respectively, to 99%, 75% and 62%.

History of the Issuer’s foundation and activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or WBD) was founded in 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to WBD by including them in the charter capital during its creation in 2001.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

Plans of the Issuer’s future activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include the increase in efficiency of WBD Group management. The Issuer’s future activities plans are tightly connected with the plans of WBD Group.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

Preparation of the raw material base is the grounds for producing quality dairy products under the Wimm-Bill-Dann brand. The “Milk Rivers” program is aimed at collaborating with major suppliers of raw milk having an extensive record of work with the WBD Group and a sound financial situation. Under this program WBD Group purchases milking, refrigerating and harvesting machinery from the leading producers, such as De Laval, Westphalia, Kirovets-Landtechnik, and leases it to the milk suppliers on long-term conditions.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, Cash&Carry stores will continue to be built. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

Major Types of Products.

Taking into consideration the fact that the Issuer was only incorporated in 2001, there is no opportunity to determine the major types of products (services).

At the same time, the WBD Group produces and sells milk and dairy products, mineral water, fruit and vegetable juices and drinks, baby food.

Due to the fact that in 2001 the Issuer has no obligation to provide consolidated financial reports, there is no opportunity to specify the major types of products for the WBD Group in general. For example, product types providing over 10% of sales volume (revenue) of OJSC “LMK” – the leading enterprise of the WBD Group, are as follows:

	1998	1999	2000
Sterilized milk	36.3%	34.3%	29.3%
Viscous yogurt	23.9%	27.7%	27.1%

WBD Group exports are represented by the morses (fruit drinks) produced by the WBD Group.

Major Types of Activities.

The priority sphere of operations for the Issuer, incorporated in 2001, is the control and management of the WBD Group.

The Issuer has no information on the major types of activities and major types of products for the past three years, since there exist no financial reports for these periods.

The main spheres of activities for the WBD Group are the production and sale (wholesale and retail) of foods (milk and dairy products, mineral water, fruit and vegetable juices and drinks, baby food), as well as the organization of production and sale of these products.

Taking into consideration the fact that the Issuer has no consolidated financial reports, it is impossible to determine the share of sales volume for the WBD Group in general. At the same time, the leading enterprise of the WBD Group – OJSC “LMK” – produces and sells dairy products as follows:

1998 - 88.29%

1999 - 87.88%

2000 - 85.72%

Sources of raw materials and services.

The Issuer has no suppliers of tangible assets, since, as mentioned above, it does not perform independent activities in the sphere of production and sales of products. Raw materials for the WBD Group are supplied by Russian producers. The Tetra Pak company is one of the leading suppliers of packaging for the WBD Group (at the same time, due to the absence of the Issuer’s consolidated financial reports, it is impossible to determine the share of this supplier in the total volume of supplies). The source of raw materials for the dairy products is raw milk produced on the territory of Russia. The source of raw materials for juices and juice-containing drinks are fruit and vegetable concentrates, the origin of which depends on the area of their growth (e.g. apple – Southern Russia, tomatoes – Eastern and Central Europe).

Product Markets.

Due to the specifics of the Issuer’s primary activity, the market for its products is determined by the quantity and location of the enterprises in the WBD Group.

At present the WBD Group market is not limited to the territory of Russia. There exists a plan to expand the market and sell the Group’s products in other countries. Apart from the ones already mentioned, the only major factor of possible decrease in demand for the Group’s products would be a sharp decrease in the population’s purchasing capacity, since the Group’s products belong to the convenience category. The strengthening of positions of the foreign dairy producers is possible in the case of considerable investments into building new factories on the territory of Russia.

Stock Management Practices.

Considering the fact that the Issuer is just beginning to conduct operating activities, the practices of managing working capital and stocks have not yet been formed.

WBD Group policy towards working capital and stocks has not been formed due to the absence of consolidated financial reports. At the same time, OJSC “LMK” deals with this issue in the following way:

Due to the production of large volumes and wide range of products, stocks are limited to 2-3 days.

Kworking stock=N/Zav, where

N - sales revenue; FNo 2 p.10

Zav – average size of stock per period = 0.5 (F1 p.210 beg. - F1 p.210 end)

Kworking stock = 5191147/(628281-567937)*0.5=172

Method suggested by the book: A.D. Sheremet, R.S. Saifulin “Methods of Finance Analysis”

As of 01.01.2001 the enterprise has decreased the norms of stocks in the warehouses.

Seasonal Character of Operations.

The Issuer’s primary activity does not depend on the season.

As for the WBD Group, the highest demand for dairy products is in the winter period, when Russian milk production falls to the minimum. In contrast, the demand for dairy products decreases in the summer, while raw milk production reaches its maximum.

Future Obligations.

In order for OJSC “LMK” to issue documentary bearer bonds in the amount of 500 000 units, with the nominal price of 1000 rubles each, the Issuer has signed an agreement, in which Open Joint-Stock Company “Wimm-Bill-Dann Foods” grants a guarantee to Open Joint Stock Company “Lianozovo Dairy”, in the form of obligation on behalf of OJSC “Wimm-Bill-Dann Foods” to bear responsibility for the issuer’s (OJSC “Lianozovo Dairy”) fulfillment of obligation towards the bond bearers to retire the full sum of the issue amounting to 500 000 000 rubles, in a timely manner. The Issuer’s fulfillment of the obligation for OJSC “LMK” would have no substantial impact on the Issuer’s activities.

The Issuer has no other future obligations.

The WBD Group performs and plans to perform signing of purchase contracts for raw materials, as well as sales contracts for its products.

Major Competitors.

The Issuer, due to the specifics of its operations, has no competitors.

The principal competitors of the WBD Group include the enterprises of the Danone and Parmalat groups, OJSC “Ostankinsky Dairy”, OJSC “Cherkizovsky Dairy”, Multon and Petmol in Saint-Petersburg, OJSC “Lebedyansky” in the Kuban Region, Nidan-Ecofrukt in Novosibirsk and other major producers of dairy and juice products.

Risk Factors.

The state of dairy and juice market strongly depends on political, economical and social uncertainties, connected with the general conditions of development of the Russian economy, changes in the population’s purchasing capacity and crop yields of fruit and berries.

Following is a description of risks common for the activities of the Issuer and the activities of the WBD Group in general.

Political Risks

Beginning from 1991 Russia has been living in the stage of transition from the single-party system with a centralized economy to the system of democratic pluralism directed towards market conditions. As a result of rapid reforms, and due to the fact that some of them failed, the Russian political system remains unprotected from demonstrations of population’s discontent, as well as from disturbances among certain social and ethnic groups of the population. Lack of political stability and stability in the government may have a negative effect on the value of foreign investments in Russia.

A conflict between the federal and regional governments may destabilize the environment in which the WBD Group operates, which would limit WBD’s capacity for long-term planning of its activities and have a negative effect on the integrity of investments in Russia.

The Russian Federation includes 89 political subdivisions, some of which have considerable powers regarding their internal matters, in accordance with the agreements they signed with the federal government. In practice, the division of powers between the federal and regional governments is still unclear and subject to debate. This uncertainty may impede WBD’s operations and have a negative effect on its capacity to expand its activities.

Furthermore, ethnic, religious, historical and other differences may lead to the appearance of social tensions and armed conflicts. In the period between 1994 and 1996, as well as from 1999 and onwards, the Russian Armed Forces have participated in large-scale surface and airborne operations in Chechnya, which led to the disruption of normal economic activity in Chechnya and caused damage to the economy of the neighboring regions. The spread of violence, as well as measures aimed at its liquidation, such as calling state of emergency, may impede our company’s operations and have a negative effect on its capacity to expand its activities.

Economic Risks.

Lack of economic stability in Russia may have a negative effect on the operations of the Issuer and the WBD Group.

The collapse of the Soviet Union was followed by various events in the Russian economy, such as:

•	considerable decrease in the amount of gross domestic product;
•	hyperinflation;
•	lack of stability of the national currency;
•	high national debt with respect to gross domestic product;
•	weak banking system conditioning low liquidity of Russian companies;
•	high ratio of unprofitable enterprises continuing their operations due to the absence of effective bankruptcy procedures;
•	wide spread of barter transactions and nonliquid promissory notes in commercial operations;
•	wide-spread tax evasion;
•	growth of ‘gray’ and ‘black’ economies;
•	all-embracing outflow of capital;
•	high level of corruption and organized crime’s interference in economy;
•	considerable growth of unemployment and subemployment; and
•	increasing pauperization of the larger part of Russian population.

The Russian economy is prone to sharp declines. For example, August 17, 1998, in the conditions of rapidly deteriorating economic situation, the Russian government called a default on the issued ruble government securities. The Central Bank discontinued support of the ruble and introduced a temporary moratorium on certain payments in hard currency. These actions led to a rapid strong decline in the ruble exchange rate, an immediate increase in the inflation rate, a dangerous fall in prices of Russian stocks and bonds, as well as the inability of Russian issuers to raise capital on international capital markets.

These problems aggravated as a result of a partial collapse of the Russian banking sector following the events of August 17, 1998, which was demonstrated by the revocation of licenses of the leading Russian banks. As a result of this, the capacity of the banking sector to perform its function as a stable source of liquidity for the Russian companies further decreased, and in some cases depositors lost their money deposited in banks.

There is no guarantee that the latest trends in the Russian economy, such as growth of gross domestic products, relative stability of the ruble and insignificant inflation, will continue, and that there will be no abrupt changes in this sphere. Moreover, recent fluctuations of global oil and gas prices, strengthening of the real exchange rate of ruble in respect to the US dollar and the consequences of the weakened monetary policy, as well as other factors, may have a negative effect of Russian economy and future activities of our company.

Russian infrastructure is in a sorry state, which could lead to disruption of the company’s normal economic activity.

Most of Russia’s infrastructure dates back to Soviet times and over the last decade no capital investments have been made and no technical maintenance has been done. In the most deplorable condition are railway and highway infrastructure, power facilities, communications systems, and housing. Last winter, a shortage of electricity and heat in the Primorksy region, located in Russia’s Far East, seriously damaged the region’s economy. In August 2000 a fire at the main television tower in Moscow disrupted television and radio broadcasting, as well as the operation of mobile telephones for several weeks. Roads throughout Russia are in poor condition, and most of them do not meet minimum quality standards. The federal government is actively examining plans to reorganize the country’s system of rail, power, and telephone lines. Any such reorganization may lead to higher prices and tariffs for rail transport, electricity, and telephone services in combination with the impossibility of obtaining the expected volume of capital investments needed for repairs, maintenance, and modernization of these systems.

The deterioration of Russia’s infrastructure is harming the country’s economy, leading to disruption in deliveries of goods and services and higher costs of doing business in Russia, and may result in a disruption of commercial operations, which could materially and adversely affect the operations of the Issuer and WBD Group.

Inn the past, Russia has received substantial financing from several foreign governments and international organizations, including the International Monetary Fund (IMF). After the events of August 17, 1998, the IMF halted lending to Russia. Moreover, in January 2001 the Russian government missed payments on Soviet-era debt to the Paris Club of official creditors, although Russia subsequently resumed payment of the entire amount to the Paris Club. If the IMF does not provide financing in the future or an agreement is not reached with the Paris Club, the Russian government may not receive further financial support from other international organizations and foreign states and may find itself unable to pay its debts. Furthermore, the Russian government was unable to raise funds on international capital markets after July 1998 and probably is unable to do so in the near future. The amount of foreign debt that must be paid by the Russian government in 2003 may prove substantial, which will contribute to greater risk of default by the Russian government in the future.

The inability of the Russian government to obtain financing from the IMF and other international financial organizations, as well as its inability to venture onto international capital markets, may lead to direct or indirect monetary financing of the budget deficit, which will create pressure on inflation and the value of the ruble, which, in turn, may have a significant adverse effect on the operations of the Issuer and WBD Group and the value of foreign investments in Russia.

The instability of the world economy may adversely affect the state of the Russian economy and the activities of our company.

The Russian economy is affected by the decline in the world market and slump in business activity in other countries. As has already happened in the past, financial problems or the appearance of new risks associated with investments in developing countries may result in a lower volume of foreign investments in Russia. Furthermore, because Russia produces and exports large volumes of oil, the price of oil on the world market has a special influence on the Russian economy, and a decline in oil prices may hamper development of the Russian economy or lead to its disruption. The existence of the aforesaid factors may materially restrict our company’s access to sources of financing and may adversely affect the purchasing ability of our clients and the activities of WBD Group as a whole.

Social risks

Crime and corruption may deprive the Issuer and WBD Group of the ability to render services to clients and carry out economic activity at the highest level, which may have a substantial adverse impact on the financial condition and results of both the Issuer and WBD Group as a whole.

The political and economic changes that have taken place in Russia since the beginning of the 1990s led to a weakening of law and order in society and an increase in criminal offences. Significant growth of organized crime, particularly in the major capital centers, has been seen. The number of crimes against property rose substantially in major centers. In addition, articles in the Russian and international press report a high level of corruption among state employees in Russia and other CIS countries, including bribing public officials to have criminal proceedings launched by state authorities. Also described in the press are instances of involvement of state employees in individual investigations and court actions aiming to support the interests of the government and individual officials. Furthermore, the appearance of such reports in the press attest that many Russian mass media periodically publish tendentious articles for monetary gain. Illegal activity, corruption, or fabrications concerning the involvement of our company in illegal activity may adversely affect the operations of the Issuer and WBD group.

Social instability may lead to increased popularity among the population of the idea of restoration of centralized power, nationalism, and violence, and thereby materially influence the effectiveness of our company’s activities.

The inability of state enterprises and many private enterprises to pay wages regularly, and the discrepancy between between the level of wages and monetary benefits as a whole to the rapid rise in the cost of living has led, and may lead in the future, to disturbances in the system of employment and public relations. For example, in 1998, miners in several regions of Russia went on strike demanding payment of wage arrears. As a result, traffic was halted on some major rail routes. Disturbances of this kind in the system of employment and public relations may have political, social, and economic consequences, for example, an increase in the popularity of the idea of a return to centralized power, a rise in nationalistic tendencies with restriction of the participation of foreign capital in Russia’s economy, and an outburst of violence. Any of these factors may lead to small scales of activity of our company and lower sales income, thereby having a significant adverse effect on the activities of WBD.

Technical risks

Technical risks consists of risks associated with the operations of the Issuer or WBD Group and external risks.

Risks associated with the operations of the Issuer or WBD Group are minimal, considering that operations are conducted on the latest equipment of both Russian and foreign manufacture.

The activities of the Issuer or WBD Group may be affected by failures caused by third parties (for example, breakdowns in transportation routes may result in losses to the Issuer or WBD Group).

Environmental risks

Environmental risks are also determined by two factors: the activities of the Issuer or WBD Group and external influences. The specific nature of the activities of the Issuer and the production and trade enterprises of WBD Group (activity not associated with dangerous production) permit the conclusion that so-called “internal” environmental risks are insignificant.

Without question, there are real environmental risks not associated with the activities of the Issuer or WBD group.

The existence of harmful factories, nuclear power plants, etc. in the Russian Federation means that one must allow the possibility of a technogenic accident that will to some extent affect the activities of the Issuer or WBD Group (or individual enterprises in the group) located in the immediate vicinity of the accident.

34. Investments Declaration. Description of the Issuer’s Activities.

Relates only to investment funds.

35. Plans of the Issuer’s Future Activities.

To fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits.

36. Data on the Issuer’s charter capital.

Amount of the Issuer’s charter capital (rub.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

      total amount (rub.): 880,000,000

      share of the charter capital: 100%

Preferred Shares:

      total amount (rub.): 0

share of the charter capital: 0%

37. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital Belonging to the State (Municipal Formation):

none

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

none

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer’s Management (“golden share”):

not provided for

38. Data on the Issuer’s Authorized Shares.

38.1

Category of shares: Common

Form of shares: Registered, uncertificated

Full name of category/type of authorized shares: Registered common shares, uncertificated

Par value (rub.): 20

Number: 44,000,000

Total (rub.): 880,000,000

Terms of placement: According to article 7 of the Charter, all additional common shares of the Company, if placed, grant their owners (shareholders) an amount of rights equal to the rights granted by common shares already placed by the Company at the moment the decision to place additional shares was adopted.

39. Substantial Contracts and Obligations of the Issuer.

Date of completion of transaction: August 19, 2002

Purchase of shares of ZAO “Wimm-Bill-Dann Trading Company”

40. Issuer’s Obligations for the Issue of Stocks and Securities Convertible into Stocks.

Offering complete, no obligations.

41. Data on Sanctions Against the Issuer and the Issuer’s Participation in Lawsuits and Inspections.

Sanctions Applied Against the Issuer by Public Administration Bodies or Courts During the Three Fiscal Years Prior to the Year of the Reporting Quarter and the Present Year:

No sanctions for the mentioned period.

Description of the Nature of All Lawsuits Pending or Completed in the Reporting Quarter Which May Have a Considerable Impact on the Issuer’s Operations:

No lawsuits in the 3rd quarter of 2002

Description of the Basis for all Issuer Inspections by State Authorities and Issuer Audits on Request of Its Participants (Shareholders), Pending or Finished in the Reporting Quarter

No issuer inspections.

42. Material Facts (Events, Activities) Having Occurred in the Reporting Quarter.

Date of occurrence of the fact (event, activity): August 23, 2002

Code: 0406005A23082002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): August 23, 2002

Fact (event, activity) code: 0406005A23082002

Full trade name: Open Joint Stock Company “Roska”

Location: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Postal Address: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital before change: 60%

Issuer’s share in the charter capital after change: 80%

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): August 26, 2002

Code: 0406005A26082002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): August 26, 2002

Fact (event, activity) code: 0406005A26082002

Full trade name: Open Joint Company “Roska”

Location: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Postal Address: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital before change: 80%

Issuer’s share in the charter capital after change: 100%

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): August 27, 2002

Code: 0406005A27082002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): August 27, 2002

Fact (event, activity) code: 0406005A27082002

Full trade name: Limited Liability Company “Annino Milk”

Location: Russia, rabochii poselok Anna, Voronezh Region, ul. Sevastopolskaya, d. 4

Postal address: 396200, Russia, rabochii poselok Anna, Voronezh Region, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital before change: 0%

Issuer’s share in the charter capital after change: 78.5634%

Member of the Management Board of WBD Foods OJSC	V. V. Preobrazhensky
(by power of attorney dated July 15, 2002, No. 21/07)

Date of occurrence of fact (event, activity): July 11, 2002

Code: 0406005A11072002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): July 11, 2002

Fact (event, activity) code: 0406005A11072002

Full trade name: Closed Joint Stock Company “Depsona”

Location: 300036, Tula, Odoevskoe shosse, d. 93

Postal Address: 300036, Tula, Odoevskoe shosse, d. 93

Issuer’s share in the charter capital before change: 0.0015%

Issuer’s share in the charter capital after change: 5.545%

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): July 16, 2002

Code: 0406005A16072002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): July 16, 2002

Fact (event, activity) code: 0406005A16072002

Full trade name: Closed Joint Stock Company “Depsona”

Location: 300036, Tula, Odoevskoe shosse, d. 93

Postal Address: 300036, Tula, Odoevskoe shosse, d. 93

Issuer’s share in the charter capital before change: 5.545%

Issuer’s share in the charter capital after change: 0%

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): July 19, 2002

Code: 0406005A19072002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): July 19, 2002

Fact (event, activity) code: 0406005A19072002

Full trade name: Open Joint Stock Company “Kharkov Dairy”

Location: Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital before change: 0%

Issuer’s share in the charter capital after change: 75.075%

Date of change of share in the charter capital: July 19, 2002

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): August 20, 2002

Code: 0406005A20082002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): August 20, 2002

Fact (event, activity) code: 0406005A20082002

Full trade name: Open Joint Stock Company “Roska”

Location: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Postal Address: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital before change: 0%

Issuer’s share in the charter capital after change: 20%

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): August 21, 2002

Code: 0406005A21082002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): August 21, 2002

Fact (event, activity) code: 0406005A21082002

Full trade name: Open Joint Stock Company “Roska”

Location: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Postal Address: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital before change: 20%

Issuer’s share in the charter capital after change: 40%

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): August 22, 2002

Code: 0406005A22082002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): August 22, 2002

Fact (event, activity) code: 0406005A22082002

Full trade name: Open Joint Stock Company “Roska”

Location: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Postal Address: 194292, Russian Federation, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital before change: 40%

Issuer’s share in the charter capital after change: 60%

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of fact (event, activity): August 30, 2002

Code: 0106005A30082002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s code: 06005-A

Date of occurrence of fact (event, activity): August 30, 2002

Fact (event, activity) code: 0106005A30082002

A resolution to change the composition of the Management Board of WBD Foods OJSC was adopted at a meeting of the Board of Directors held on August 30, 2002:

Be it resolved:

1. That the following persons be removed from the Management Board: Svetlana Valentinovna Ardentova, Aleksandr Isidorovich Nemirovsky, Olga Igorevna Nechaeva, Konstantin Alekseevich Kozgunov, Dmitry Alekseevich Makarov, Sergei Vladimirovich Malaev, Dmitry Petrovich Ufimkin, and Vladislav Stanislavovich Filatov.

2. That the following be persons be added to the Management Board: Vladimir Vladimirovich Preobrazhensky, Dmitry Vitalievich Tamurko, and Pavel Andreevich Smirnov.

Deputy Chairman of the Management Board of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

43. Data on Re-organization of the Issuer, Its Associated and Dependent Companies.

OJSC “WBD FOODS” was created as a result of re-organization of “WBD FOODS LLC”, based on the decision on re-organization made by the general meeting of participants of “WBD FOODS LLC”. Re-organization was performed by exchanging shares of participants of “WBD FOODS LLC” for the stock of OJSC “WBD FOODS”.

44. Additional Material General Information on the Issuer.

No additional material information on the Issuer.

B. DATA ON THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

45. Annual Financial Reports for the Past Three Fiscal Years.

Not submitted for the current reporting period.

46. Issuer’s Financial Reports for the Reporting Period.

See Attachment.

47. Facts Leading to Increase or Decrease of the Issuer’s Assets by Over 10 Percent in the Reporting Quarter.

None.

Value of the Issuer’s assets at the last day of the quarter preceding the reporting quarter: 5,960,605 thousand rubles

Value of the Issuer’s assets at the last day of the reporting quarter: 6,018,360 thousand rubles

48. Facts Leading to Increase or Decrease of the Issuer’s Profits (Loss) in the Reporting Quarter by Over 20 Percent Compared to the Previous Quarter.

None.

Issuer’s profits (losses) in the quarter preceding the reporting quarter: 82,432 thousand rubles

Issuer’s profits (losses) in the reporting quarter: 74,005 thousand rubles

49. Data on the Creation and Use of Issuer’s Reserve and Other Special Funds.

50. Issuer’s Deals in the Reporting Period, Equal to or Exceeding 10 Percent of the Issuer’s Assets as of the End of the Previous Quarter.

50.1 Date of transaction: July 23, 2002

Subject and description of transaction: purchase of shares of OJSC Roska

Total amount (value) of funds received (spent) by the Issuer under the transaction: 367,247,207 thousand rubles

Amount (value) of funds received (spent) by the Issuer under the transaction, as percentage of Issuer’s assets: 6.1%

Contracting parties and beneficiaries under the transaction:

50.1.1 Name: CJSC Profit House

Postal Address: 119048, Moscow, ul. Malaya Trubetskaya, d. 28, str. 1

Telephone: not available

Fax: not available

Persons who under Russian Federation legislation are considered parties with an interest in the transaction:

51. Data on the Use of Funds Raised by the Issuer as a Result of Placing Issued Securities.

51.1 State registration number of the issue: 1-02-06005-A

Date of state registration of the issue: October 30, 2001

Total amount (value) of funds contributed in payment for securities as at the last day of the reporting period: 2,326,204,885 thousand rubles

Total (value) of funds used in the reporting period for each of the main areas of use:

expenses associated with acquisition of the shares:   418,038,701 thousand rubles

financial assistance: 968,188,493 thousand rubles

Total (value) of funds used in the reporting period: 1,386,227,194 thousand rubles.

52. Borrowed Assets Received by the Issuer and Its Associated Companies in the Reporting Quarter

Data on the Issuer’s Borrowed Assets as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
Long-term Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Long-term Loans	—	—	—	—
including past-due	—	—	—	—
Short-term Bank Credits	—	—	—	—
including past-due	—	—	—	—
Employee Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Short-term Loans	8,414	150,643	129,057	—
including past-due	—	—	—	—

53. Accounts Payables and Receivables of the Issuer and Its Associated Companies for the Reporting Period.

Data on the Issuer’s Accounts Payables and Receivables as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
1) Accounts Receivables:
short-term	4,075	774,915	628,000	150,990
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
long-term	—	—	—	—
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
2) Accounts Payables:
short-term	15,636	7,736,558	7,748,148	4,046
including past-due	—	—		—
including over 3 months	—	—		—
including by:
long-term	—	—		—
including past-due	—	—		—
including over 3 months	—	—		—
including by:
Guarantees:
received	—	—	—	—
including third parties	—	—	—	—
including by:
issued	854,090	453,154	—	1,307,244
including third parties	—		—	—
including by:
3) Bill Movement:
Issued Bills	—	—	—	—
including past-due	—	—	—	—
including by:
Received Bills	—	784,719	627,476	157,242
including past-due	—	—	—	—
including by:

54. Issuer’s Financial Investments.

Data on the Issuer’s Financial Investments as of the End Date of the Reporting Period:

Item Name	Investment Amount as of the End of Reporting Quarter
(Thousand rubles)
	Short-term (under 1 year)	Long-term (over 1 year)	Total
Investments in Russian Government notes	—	—	—
Investments in regional government notes	—	—	—
Investments in local government notes	—	—	—
Investments in shares of other organizations	—	—	—
Investments in bonds and other debt instruments	—	14,730	14,730
Other loans granted	—	—	—

Investments in the Issuer’s associated companies	—	1,481,928	1,481,928
Investments in the Issuer’s dependent companies	—	—	—

Financial Investments In Organization Liquidated In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Financial Investments In Organization Considered Bankrupt In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Issuer’s Assets as of the End Date of the Reporting Period (Thousand rubles)			6,018,360

Financial Investments in Organization Constituting 10 or More Percent of the Issuer’s Assets as of the End Date of
the Reporting Quarter

Organization Name	Investment Amount (Thousand rubles)	Share of Assets
	—	0%
Total	—	0%

55. Other Material Information on the Issuer’s Financial and Economic Activity

There is no other material information on the Issuer’s financial and economic activity.

C. DATA ON THE ISSUER’S SECURITIES

56. Data on the Issuer’s Shares.

Issue Number:

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Offering Method: Exchange at re-organization

Offering Period: 31.05.2001 to 31.05.2001

Present Issue State: Offering complete

Number of Placed Securities in Accordance with the Registered Report of the Issue: 35,000,000

Data on the State Registration of the Report of the Issue:

Registration Date: 15.06.2001

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

Shares of this issue are not traded

Additional Information on the Issue Securities:

No additional material information on the issue securities.

Issue Number:

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Closed subscription

Offering Period: from 12.02.2002 to 14.02.2002

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 9,000,000

Information on State Registration of the Report of the Issue:

Date of Registration: 13.03.2002

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All shares of this issue were placed with Bank Trust Company [sic] without involvement of trading organizers.

Additional Information on the Issue Securities:

No other material information.

57. Data on the Issuer’s Bonds.

No bonds have been issued

D. OTHER DATA ON THE ISSUER’S SECURITIES.

58, 59, 60. Rights of the Issuer’s Shareholders. Dividends on the Issuer’s Shares.

58.1

Category of Shares: Common

Form of Shares: Registered, uncertificated

Full Name of Category/Form of Authorized Shares: Registered common shares, uncertificated

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this  Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter  and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Dividends on Shares of this Category (Type):

Period: 2002, First half of the year

Dividends Accrued per Share (rub): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub): 0

Period: 2001, 9 months

Dividends Accrued per Share (rub): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub): 0

Period: 2001

Dividends Accrued per Share (rub): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub): 0

61. Limitations on the Circulation of Securities.

See sections 56 and 57

62. Other Material Information on the Issuer’s Securities.

There exists no other material information.

ATTACHMENT

Financial Statements

for the first nine months of 2002

ACCOUNTING POLICY

APPROVED
Deputy Chairman of the Management Board

(M. V. Dubinin)

ORDER

No. 2-od of December 29, 2001                                                                                                          Moscow

Accounting Policy in 2002

1. General provisions

1.1. The accounting of OJSC Wimm-Bill-Dann Foods is done in accordance with regulatory documents defining methodological foundations and procedures for the organization and maintenance of accounting records:

•          the Federal Law “On Accounting,” No. 129-FZ of November 21, 1996;

•          the Regulation on Accounting and Reporting in the Russian Federation;

•          the Chart of Accounts for Financial and Business Activity of Enterprises; accounting regulations;

•          other regulatory documents, methodological instructions, and materials on accounting issues, as amended.

1.2. Accounting of property, obligations, and business transactions is done on the basis of natural measures in monetary terms by means of their thorough, uninterrupted, documented, and interrelated reflection.

1.3. The objectives of accounting are:

•          to form complete and accurate information on business processes and results of the enterprise’s activity;

•          to provide control over the presence and movement of property and the use of material, human, and financial resources;

•          timely warning of negative occurrences in financial and business activity;

•          identification and mobilization of intracompany reserves.

1.4. The accounting policy of the enterprise has been developed on the basis of the following requirements of accounting records:

•          completeness,

•          reliability;

•          timeliness,

•          prudence,

•          priority of substance over form,

•          no contradiction, and

•          rationality,

and also on the basis of the following assumptions:

•          the assumption of autonomy of assets,

•          the assumption of the definitive placement of facts of business activity in terms of time;

•          the assumption of consistency of accounting policy.

1.5. Liability for organization of accounting is borne by the director of the enterprise.

1.6. The chief accountant of the enterprise ensures control of all business transactions and their reflection in the accounts, and the submission of operative and resultative information within the established times according to the document flow plan (Attachment 1).

1.7. The chief accountant of the enterprise, jointly with the director of the enterprise, signs documents serving as the basis for acceptance of materials assets, cash amounts, and payment, lending, and financial instruments.

1.8. The chief accountant of the enterprise does not have the right to accept for performance and execution documents in respect of transactions that are contrary to legislation or in violation of contract and financial discipline (job descriptions of employees of the accounting department, attachment).

1.9. Intraplant reports are prepared, formalized, and submitted in accordance with internal regulations, directives, and orders relating to the plant.

2. Organizational and technical section

2.1. Accounting in the enterprise is carried out by the accounting department as an independent structural unit headed by the chief accountant. The employees of the accounting department are guided in their activity by the Regulation on the Accounting Department and the job descriptions of employees of the accounting department.

2.2. The enterprise compiles external and internal financial statements as the final stage of accounting. External financial statements include:

1) balance sheet;

2) income statement;

3) attachments to the balance sheet;

4) auditor’s opinion confirming the reliability of financial statements;

5) explanatory notes.

The composition of internal reports and their forms, frequency, and periods of preparation and provision, and the list of persons responsible for preparing internal reports and list of potential users are approved by the Regulation on Internal Accounting.

3. Selected accounting methods

3.1. Accounting at the plant is conducted in the ledger-and-order form of double-entry accounting according to the chart of accounts (Attachment 2).

3.2. Accounting in the enterprise is done on the basis of source accounting documents. Unified forms approved by the State Statistics Committee (Goskomstat) are used as source accounting documents in the enterprise. Also used in the enterprise are source accounting forms containing obligatory information, developed within the enterprise and approved by corresponding regulations.

The basis for entries in the accounting ledgers is source documents, which must be prepared at the time the business transaction is executed or immediately after the end of the transaction and contain obligatory information:

•          the name of the document (form);

•          the form code;

•          the date of preparation;

•          the name of the organization in whose name the document is prepared;

•          the substance of the business transaction;

•          measures of the business transaction (in real and monetary terms);

•          names of the officers responsible for performance of the business transaction and its proper formalization;

•          personal signatures and transcriptions of their names.

3.3. Information contained in source documents accepted for recording and required for reflection in accounting records is accumulated and systematized in accounting ledgers developed and recommended by the Ministry of Finance of the Russian Federation and the agencies authorized by Federal Laws to regulate accounting.

Information on business transactions conducted over a certain period of time are transferred from the accounting ledgers in grouped form to the financial statements.

3.4. Unstipulated adjustments to source documents and accounting ledgers are not permitted. Error adjustments must be confirmed by the signature of the persons who signed the document, accompanied by indication of the date of the adjustment. Adjustments to cash and banking documents are not permitted.

3.5. Source documents, accounting ledgers, and financial statements are subject to compulsory storage in accordance with the established procedure and periods. Responsibility for ensuring the safekeeping of these documents during work with them and for their timely transfer into archives is borne by the chief accountant.

4. Appraisal of property, obligations, and business transactions

4.1. Property, obligations, and business operations are subject to appraisal for the purpose of their reflection in accounting records and reports. Appraisals are made in monetary terms by summation of actually incurred expenses.

Other forms of appraisal are used in the cases established by Russian Federation legislation, regulatory acts on accounting, and this Regulation [sic], or other regulatory acts of the Russian Federation.

4.2. The plant makes appraisals of property, obligations, and business transactions in the currency in use in the territory of the Russian Federation, i.e., in rubles.

4.3. Entries in accounting records relating to foreign-currency denominated accounts of the plant, as well as its transactions in foreign currency, are made in the currency in use in the Russian Federation, in amounts determined by conversion of the foreign currency at the rate of the Central Bank of the Russian Federation in effect on the date of performance of the transaction.  Simultaneously these entries are made in the currency of settlements and payments.

4.4. Penalties, fines, and forfeitures for breach of contract are recognized in accounting records in the same period in which they are acknowledged by the debtor or awarded by a court decision.

5. Inventorying

5.1. For purposes of ensuring the reliability of accounting data and reports in the enterprise, property and obligations are inventoried, in the course of which their existence, condition, and appraisal are verified and documentarily confirmed. Inventorying is conducted in accordance with RF Ministry of Finance Order No. 49 of June 13, 1995, “On Approval of Methodological Instructions for Inventorying of Property and Financial Obligations.”

5.2. The number of times inventorying is to be conducted during a reporting year, the dates of each, and the list of property and obligations to be verified in each instance are established by the plant, except in cases when inventorying is obligatory:

•          when property of the enterprise is leased, redeemed, or sold;

•          prior to the preparation of annual financial statements, with the exception of property inventoried no earlier than October 1 of the reporting year. Fixed assets are inventoried once every three years; library resources are inventoried once every five years.

•          in case of replacement of materially liable persons (at the day of transfer of files);

•          in case of establishment of facts of embezzlement and abuse, or establishment of deterioration of inventory;

•          in case of fire or acts of God;

•          in case of possible liquidation of the enterprise, prior to the preparation of a liquidation balance sheet;

•          in other cases provided by legislation of the Russian Federation.

The results of inventorying are formalized in a protocol signed by the members of the committee and approved by the director of the plant.

5.3. If discrepancies between actual presence of property and accounting data are identified in the course of inventorying, they are regulated in the following manner:

a surplus of fixed assets, tangible assets, cash amounts, and other property are received and entered to the financial results of the plant’s business activity for the month in which inventorying ended.

5.4. Shrinkage of inventory within statutory limits is written off accordingly to production (distribution) costs pursuant to a directive issued by the director of the plant.

5.5. Shortages of tangible assets, cash amounts, and other property, including deterioration exceeding standard rates for natural shrinkage, are attributed to the persons responsible. In cases when the persons responsible are not established or a court declines to order recovery from them, losses from shortages and deterioration are written off to financial results

5.6. Surpluses and shortages resulting from resorting may be mutually offset only, by way of exception, when made in the same period being verified, attributed to the same person being verified, in relation to inventory assets of the same kind and in identical quantities, and pursuant to a directive issued by the director of the enterprise.

6. Rules for appraisal of accounting items. Investments in non-current assets

6.1. Included in capital investments are expenses for construction and assembly work, acquisition of equipment, tools, and implements, and other capital work and costs. Capital investments are reflected in the balance sheet according to actual costs.

6.2. Works of capital construction in a state of temporary operation are not included in fixed assets until transferred into permanent operation. Costs relating to these items are reflected in accounting records and reports as capital investments in progress.

7. Financial investments

7.1. Financial investments are investments of the organization into state securities (bonds and other debt instruments), securities, contributions into the charter capital of other organizations, and loans to other organizations in the Russian Federation and elsewhere. All financial investments are recorded on separate subaccounts of account 58.

8. Fixed assets

8.1. Fixed assets are the portion of property used as means of labor in the production of products (work, services) for an extended period of time, i.e., having a useful life longer than 12 months, or longer than the ordinary operating cycle if it exceeds 12 months.

8.2. Fixed assets include buildings, constructions, machinery and equipment, measuring and regulating devices and instruments, computer hardware, vehicles, tools, production and business implements and supplies, and other corresponding items.

Land and natural resources (water, subsoil, and other natural resources) owned by the plant and capital investments into leased fixed assets are accounted as fixed assets.

8.3. Fixed assets are accounted in the enterprise in accordance with PBU 6/01, “Accounting of Fixed Assets,” approved by RF Ministry of Finance Order No. 26n of March 30, 2001 (as amended), the Methodological Instructions on Accounting of Fixed Assets approved by RF Ministry of Finance Order No. 33n of July 20, 1998 (as amended), and other regulatory acts.

Fixed assets are accepted for the purpose of accounting at their initial value, i.e., the amount of actual expenses for their acquisition, construction, and production, not including the value-added tax and other applicable taxes (except in the cases provided by the legislation of the Russian Federation). Actual expenses for acquisition, construction, and production of fixed assets are:

1. amounts payable to the supplier (seller) in accordance with a contract;

2. amounts payable to organizations for completion of work under construction subcontract agreements and other contracts;

3. amounts payable to organizations for informational and consulting services associated with the acquisition of fixed assets;

4. registration fees, government duties, and other similar payments made in connection with the acquisition (obtainment) of rights to a fixed asset item;

5. customs duties;

6. unrecoverable taxes paid in connection with the acquisition of a fixed asset item;

7. fees payable to an intermediary organization through which a fixed asset item was purchased;

8. other expenses directly associated with the acquisition, construction, and production of a fixed asset item—in particular, interest on borrowed funds that accrued prior to the acceptance of a fixed asset item for accounting, if the funds are borrowed for the purpose of acquiring, constructing, or producing the item.

8.4. Actual expenses for acquisition and construction of fixed asset items are determined taking into account exchange-rate differences that arise before the assets are accepted for accounting to account 01 (put into operation) in cases of payment in rubles of amounts denominated in a foreign currency (conventional monetary units). Exchange-rate differences that arise after the assets are accepted for accounting to account 01 (put into operation) are reflected as non-operating expenses (income) on account 91, “Other Income and Expenses.”

8.5. The initial value of fixed assets paid into the organization’s charter capital is measured as their cash value as approved by the plant’s founders (participants), unless otherwise provided by current legislation of the Russian Federation.

8.6. The initial value of fixed assets acquired in exchange for property other than cash is determined with reference to the value usually assigned to similar goods (assets) by the organization in comparable circumstances.

8.7. The value at which fixed assets were accepted for the purpose of accounting is not subject to change except in the cases established by legislation of the Russian Federation.

A change in the initial value of fixed assets is permitted in cases of additions, betterments, reconstruction, and  partial liquidation of fixed asset items.

8.8. Revaluation of fixed assets is done in accordance with current legislation of the Russian Federation no more than once a year.

An increase in the carrying amount of a fixed asset item as a result of revaluation is debited to account 01, “Fixed Assets,” and credited to account 83, “Revaluation Surplus.” A revaluation increase equal to decreases made in preceding reporting periods and debited to account 91, “Organization’s Expenses,” as a non-sales expense is credited to account 91, “Organization’s Income,” as non-operating income.

A revaluation decrease in the carrying amount of a fixed asset item is assigned to the other income and expenses account (acct. 91).

A revaluation decrease in the carrying amount of a fixed asset item is charged against the revaluation surplus formed from revaluation increases of the same item made in preceding reporting periods. The excess of a revaluation decrease over the revaluation increase credited to the revaluation surplus in previous periods is recognized as a non-sales expense in the other income and expenses account (acct. 91).

When a fixed asset item is disposed of, the amount of its revaluation increase is transferred from the organization’s revaluation surplus as non-operating income to the other income and expenses account (acct. 91).

8.9. The value of the organization’s fixed assets is recovered through depreciation.  Depreciation rates are calculated on the basis of the maximum useful life of fixed assets as defined in the classification of fixed assets. The classification of fixed assets included in depreciation groups was approved by Russian Federation Government Decree No. 1 of January 1, 2002, “On Classification of Fixed Assets Included in Depreciation Groups.”

The straight-line method of depreciation is used at the plant.

8.10. Wear and tear (depreciation) with respect to production-related fixed assets is reflected in the accounting records by a credit to account 02 in correspondence with expense accounts for production and distribution costs, and with respect to fixed assets leased out under a current lease and non-production-related fixed assets, to the sources of financing.

8.11. Fixed asset items with a unit value of 2,000 rubles or less are charged as production costs (selling costs) by 100% depreciation as they are issued to production or operation (debit to accounts 26, 44, and 91, for non-production-related fixed assets, credit to account 02). Books, booklets, and other similar publications are charged as production costs (selling costs) as they are released into operation.

8.12. Previously used fixed assets are depreciated on the basis of their actual time of use and expected useful life. The expected useful life is calculated as the difference between the useful life calculated for new items and the period of actual use.

In accordance with current legislation, the following items are not depreciated:

•          fixed asset items whose consumer attributes do not change over time (housing facilities (houses, hostels, apartments, etc.));

•          assets laid up in accordance with the established procedure;

•          land improvements;

•          road facilities;

•          perennial plants that have not reached production age;

•          land and natural resources.

8.13. The recognition of depreciation charges for a fixed assets item may not be suspended during its useful life unless by decision of the director of the plant it is either laid up for a period of more than three months or transferred into restoration period lasting more than 12 months.

After the end of reconstruction, re-equipment, or modernization, the corresponding costs may increase the initial value of the item if its initial performance is improved by the modernization; in the month following the month in which an increase in value took place, depreciation proceeds on the basis of the restored value of the item, but without an increase in the initially established depreciation period.

8.14. For the purpose of accounting for disposal of fixed assets (sale, write-off, partial liquidation, etc.), a subaccount, “Disposal of Fixed Assets,” is provided  under account 01, “Fixed Assets.” The value of a disposed fixed asset item is debited to this subaccount, while accumulated depreciation is credited to account 02, “Amortization of Fixed Assets.” The residual value of a disposed fixed asset is charged as a credit against account 01 and debited to account 91, “Other Income and Expenses.”

8.15. Costs for all types of repairs (current, medium-term, and capital) of fixed production assets are included in the cost price of products according to the respective cost components without formation of a repair fund.

9. Intangible assets

9.1. Intangible assets are accounted in accordance with Accounting Regulation PBU 14/2000, approved by RF Ministry of Finance Order No. 91n of October 16, 2000.

Assets meeting the following criteria are deemed intangible:

•              lack of a material (physical) structure,

•              possibility of identification (isolation, separation) of the asset from other property,

•              use in the production of products, in the performance [of work], or the rendering of services, or for administrative needs of the organization,

•              long-term use (i.e., with a useful life exceeding 12 months),

•              ability to bring future economic benefits (income) to the organization;

•              availability of properly executed documents that confirm the existence of the asset itself and the organization’s exclusive right to the results of intellectual activity (patents, certificates, other documents of title, etc.).

The following works of intellectual property (exclusive right to the results of intellectual activity) are deemed intangible assets:

•              a patenter’s exclusive right to an invention, industrial design, or model;

•              exclusive copyright in computer programs and databases;

•              an owner’s exclusive right in a trademark;

•              property right of an author or other right holder in an integrated circuit topography;

•              goodwill of the organization;

•              start-up costs (expenses associated with the formation of a legal entity, recognized in accordance with the foundation documents as a part of the contribution of participants to the charter (reserve) capital).

9.2. Intangible assets are reflected in accounting records and reports in the amount of the actual expenses for acquisition, creation, and production, as well as expenses for preparing them for their intended use.

The initial value of intangible assets received as a contribution to the charter capital is based on a cash value agreed upon by the founders (participants) of the organization, unless otherwise provided by law.

The carrying amount of intangible assets is not subject to change from the initially recorded value, except in the cases established by RF legislation.

9.3. Intangible assets are initially recognized in accounting records as a debit to account 04 in correspondence with account 08.

9.4. Intangible assets are amortized at the plant by the straight-line method, on the basis of the initial value of the assets and amortization rates calculated on the basis of the useful life of the item.

9.5. The useful life of intangible assets is determined by the organization at the time the item is initially recognized in accounting records. If the useful life an intangible asset cannot be determined, amortization rates are based on a twenty-year amortization period (however, the amortization period cannot exceed the life of the plant).

9.6. Amortization charges on intangible assets are recognized as credits to account 05 in correspondence with expense accounts for production costs. Amortization charges on intangible assets not used during the reporting period are credited to account 05 in correspondence with account 97.

9.7. When intangible assets are derecognized, their value recorded in account 04, “Intangible Assets,” is reduced by the amount of accumulated amortization (with a debit to account 05, “Amortization of Intangible Assets”). The residual value is credited to account 04 and debited to account 91, “Other Income and Expenses.”

10. Acquisition, preparation, and recording of inventories and their writedown.

10.1. Production inventories are accounted on the basis of Accounting Regulation PBU 5/01, “Accounting of Inventories,” approved by RF Ministry of Finance Order No. 44n of June 9, 2001.

Inventories include:

•  raw materials and consumables used in production, intended for sale, and used for management needs;

•  finished products (for accounting of release of finished products see section 13);

•  goods.

10.2. Production inventories and goods are reflected in accounting records and reports at actual cost price.

10.3. Actual cost price is determined on the basis of costs for their acquisition:

1) amounts payable to the seller in accordance with a contract, excluding the value-added tax and other applicable taxes;

2) amounts payable to organizations for informational and consulting

3) [sic] services associated with the acquisition of inventories;

4) customs duties;

5) expenses related to procurement and transportation of inventories to the place of use thereof, including insurance costs;

6) fees payable to an intermediary organization through which the inventories were purchased;

7) unrecoverable taxes paid in connection with acquisition of production inventories;

8) other costs directly associated with acquisition.

10.4. Actual costs for acquisition of inventories are determined taking into account exchange-rate differences arising before inventories are accepted for accounting, in cases of payment in rubles of amounts denominated in a foreign currency (conventional monetary units). Exchange-rate differences that arise after inventories are accepted for accounting are reflected as non-operating expenses (income) on account 91, “Other Income and Expenses.”

10.5. The cost price of production inventories and goods also includes costs for packaging. If the cost of packaging accepted from suppliers with production inventories is included in their price, then, if necessary, the cost of packaging will be excluded from total expenses at its price of possible use.

10.6. The actual cost price of inventories received under contracts provided for performance of obligations (payment) in money is deemed to be the value of the assets transferred or to be transferred by the plant. The value of assets transferred or to be transferred by the plant is determined on the basis of the price at which the plant determines the value of similar assets. If this value cannot be established, the value of received inventories is determined based on the price of acquiring similar materials.

10.7. The actual cost price at which inventories are accepted for accounting is not subject to change, except in the cases established by legislation of the Russian Federation.

10.8 When material resources are charged off to production or otherwise disposed of, their actual cost price is determined according to the average cost price per unit of each type.

10.9. When materials are disposed of (sale, write-off, gratuitous assignment, etc.), their value is debited to account 91, “Other Income and Expenses,” and credited to account 10, “Materials.”

11. Accounting of production costs and distribution of expenses

11.1. For the purpose of accounting for the plant’s production costs relating to ordinary activities, the chart of accounts provides accounts 20 and 26.

11.2. Accounting records of costs for production of products and services are maintained pursuant to the prescribed method.

11.3. Direct costs of the plant are accumulated during the month in account 20, “Primary Production,” according to cost components.

11.4. General (administrative) expenses are accumulated in account 26, “Administrative Expenses.”

11.5. General (administrative) expenses are distributed among types of activity in proportion to revenue from sale of products (work, services) received from the different types of activity.

General (administrative) expenses are charged to sold products (debited to account 90) at the end of the reporting period. The basis for distribution of these expenses to individual types of activity is the gross income from sales excluding taxes, calculated from the prices of sale.

For trade activity, gross revenue is defined as the difference between received income and the cost of the goods sold.

12. Production in progress and deferred expenses.

12.1. Products (work) that have not passed through all stages contemplated by the manufacturing process, as well as products that have not undergone quality control, are categorized as production in progress.

12.2. Production in progress is reflected on the balance sheet in the amount of direct costs.

12.3. Expenses incurred in a reporting period but relating to subsequent reporting periods are reflected in reports on a separate line-item as deferred expenses and are assigned to production and distribution costs (or to corresponding sources of the plant’s funds) in the period to which they related.

Licenses to engage in certain types of activity that are discharged during the period of validity of the license are recorded as deferred expenses.

14. [sic] Other operating income and expenses

14.1 Other income and expenses of the organization are recognized in accounting records in accordance with accounting regulations PBU 9/99 and PBU 10/99 and reflected on account 91, “Other Income and Expenses.”

15. Capital and reserves

15.1. The charter capital is recognized in accounting records as the amount recorded in the organization’s foundation documents as the totality of contributions (interests, shares at par value, share contributions) of the founders (participants) of the organization.

15.2. Duly conducted revaluation increases of the plant’s non-current assets are recorded as revaluation surplus.

15.3. Assets received gratuitously, including under a contract of donation, are recorded as deferred income and reflected as a credit to account 98, “Deferred Income,” in correspondence with account 08, “Investments in non-current assets.” Depreciation of gratuitously received fixed assets is credited to account 02, “Amortization of Fixed Assets,” in correspondence with accounts for production expenses and distribution costs. Simultaneously with depreciation, amounts recorded on account 98 in respect of gratuitously received assets are credited to account 91, “Other income and expenses,” thereby increasing the taxable profit base.

15.4. The plant may create the following reserves:

•              Provisions for doubtful debts (account 63). An entry for the amount of the created reserve is made as a debit to account 91, “Other Income and Expenses,” and a credit to account 63, “Provisions for Doubtful Debts.” The merger of unused amounts of the reserves for doubtful debts with profits of the reporting period following the period in which they were created is reflected by a debit to account 63 and a credit to account 91.

•              Provisions for devaluation of investments in securities (account 59). In case of an increase in the market value of securities for which the corresponding reserves were created earlier, a debit entry is made to account 59, “Provisions for Devaluation of Investments in Securities,” and a credit entry is made to account 91, “Other Income and Expenses.”

•              Provisions for devaluation of tangible assets (account 14). Formation of a reserve against devaluation of material assets is reflected as a debit to account 14, “Provisions for Devaluation of Tangible Assets,” and a credit to account 91, “Other Income and Expenses.” The reserved amount is restored at the beginning of the period following the period in which the entry was made, by a debit to account 14 and a credit to account 91.

•              Provisions for expenses and payments (account 96) for uniform inclusion of costs in the cost price of products. Reservation of the funds is reflected by a credit to account 96, “Provisions for Expenses,” in correspondence with accounts for production costs and selling costs.

•              Reserve capital for coverage of losses and other obligations of the organization in respect of its own securities. The reserve capital is formed from net profits remaining at the disposal of the enterprise, by debit to account 84, “Undistributed Profit (Uncovered Losses),” and credit to account 82, “Reserve Capital.” Use of the reserve fund is reflected by debit to account 82 and credit to account 84 for reserve capital amounts used to cover losses, and by credit to accounts 66 and 67 for amounts used to redeem bonds of the organization.

17. [sic] Accounting of profit (loss), funds, and use of profits

17.1. Profit (loss) represents the final financial results (profit or loss) identified for the reporting period on the basis of accounting of all business operations of the plant and is reflected an account 99, “Profits and losses.”

The final financial result is formed from the financial outcome of ordinary activities, as well as other income and expenses, including extraordinary income and expenses. A loss (losses and expenses) is reflected as a debit, and a profit (income) as a credit, to account 99.

17.2. At the end of the accounting year, in the preparation of the financial statements, account 99, “Profits and Losses,” is closed with a final December entry credited (or debited) to account 84, “Undistributed Profit (Uncovered Losses) of the Reporting Year.”

17.3. Profits or losses identified in the reporting year but relating to operations of past years are included in the financial results of the reporting year.

17.4. Income received in the reporting year but relating to subsequent reporting periods is reflected in accounting records and reports as a separate line in account 98, “Deferred Income.” Such income is subsequently assigned to financial results upon the occurrence of accounting period to which it relates.

17.5. Profits remaining at the disposal of the enterprise are distributed in accordance with a resolution of the meeting of shareholders.

18. Accounting of exchange-rate adjustments and differences

18.1. Positive and negative adjustments occasioned by changes in the official rate of foreign currencies to the Russian ruble during the reporting year are recorded as non-operating income and expenses on account 91, “Other Income and Expenses.”

17.2. Exchange-rate differences arising in the reflection of income (revenue) in the same reporting period as the one in which the revenue was reflected are recorded as income.

17.3. When exchange-rate differences arise in a period following that in which the income (revenue) was reflected, they credited to account 91, “Other Income and Expenses,” as non-operating income.

18.4. Exchange-rate differences arising in conjunction with the purchase of services in the same reporting period in which the services were purchased are included in the cost of the services.

18.5. When exchange-rate differences arise in a period following that in which receipt of the materials was reflected, they are debited to account 91, “Other Income and Expenses,” as non-operating expenses.

19. Appraisal of debt in respect of received loans

19.1. Debt in respect of received loans (other than interest-free and state loans) is accounted at the plant in accordance with Accounting Regulation PBU 15/01, “Accounting of Loans and Credits and Costs of Their Maintenance,” approved by RF Ministry of Finance Order No. 60n of August 2, 2001.

19.2. The plant’s obligations to banks and other organizations are recognized in accounting records including the interest charged on the obligations. Interest is reflected in accounting records in accordance with PBU 15/01. Charged interest amounts and overdue credits and loans are recorded separately.

20. Changes in accounting policy

20.1. This accounting policy was developed in 2001 and enters into effect from 2002 for an indefinite period.

20.2. In accordance with article 6.4 of the Law on Accounting, accounting policy may be changed in cases of:

•              reorganization of the enterprise;

•              replacement of owners of the enterprise;

•              changes in the regulatory framework or legislation relating to accounting;

•              development of new methods of maintenance of accounting records (by the Ministry of Finance or by the enterprise itself);

•              a new substantial change in the conditions of activity of the enterprise.

For the sake of comparability of data, all changes in accounting policy are made from the beginning of a new fiscal year. Exceptions may be made when regulatory acts relating to accounting introduce new rules with retroactive force.

20.3. In the event of a change in the types of activity carried out by the enterprise, and in cases when the enterprise acquires new accounting sections, new separate divisions, etc., changes may be made to the accounting policy.

Deputy Chairman of the Management Board	M. V. Dubinin

Chief Accountant	S. V. Ardentova

BALANCE SHEET

		Codes
	OKUD Form No. 1	0710001
at September 30, 2002	Date (year, month, day)
Organization: Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	57024227
Taxpayer Identification Number	INN	7709342399
Type of activity: Productiond and sale of dairy and cultured milk products	OKDP	84500
Organizational and legal form / form of ownership: private	OKOPF / OKFS	47	34
Unit of measure: thousand rubles	OKEI code

ASSET	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
I. NON-CIRCULATING ASSETS
Intangible assets (04, 05)	110	290	711
patents, licenses, trademarks (service marks), other similar rights and assets	111	290	711
formation expenses	112	—	—
goodwill	113	—	—
Fixed assets (01, 02, 03)	120	—	—
land plots and natural resources	121	—	—
buildings, plant, and equipment	122	—	—
Construction in progress (07, 08, 16, 61)	130	1,072	4,420
Profitable investments in tangible assets (03)	135	—	—
including: property for leasing	136	—	—
property provided under lease contract	137	—	—
Long-term financial investments (58,59)	140	717,050	1,496,658
including: investments in subsidiaries	141	702,320	1,481,928
investments in dependent companies	142	—	—
investments in other organizations	143	14,730	14,730
loans to organizations payable in more than 12 months	144	—	—
other long-term financial investments	145	—	—
Other non-circulating assets	150	—	—
TOTAL for Section I	190	718,412	1,501,789
II. CIRCULATING ASSETS
Inventories	210	42	6,188
raw materials, consumables, and other similar assets (10, 12, 13,16)	211	—	—
livestock in breeding and feeding (11)	212	—	—
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	42	—
finished products and goods for resale (16, 40, 41)	214	—	—
shipped goods (45)	215	—	—
deferred expenses (97)	216	1	6,188
other reserves and expenses	217	—	—
Value-added tax on acquired assets (19)	220	142	1,616
Accounts receivable (payment expected more than 12 months after the reporting date)	230	—	—
buyers and customers (62, 76, 82)	231	—	—
bills of exchange receivable (62)	232	—	—
amounts owed by subsidiaries and dependent companies (78)	233	—	—
advances made (61)	234	—	—
other debtors	235	—	—
Accounts receivable (payment expected within 12 months of the reporting date)	240	4,081	150,990
buyers and customers (62, 76, 82)	241	855	3,604
bills of exchange receivable (62)	242	—	—
amounts owed by subsidiaries and dependent companies (78)	243	—	—
amounts owed by participants (founders) in respect of contributions to charter capital (75)	244	—	—
advances made (61)	245	3,218	132,065
other debtors	246	7	15,320
Short-term financial investments (56, 58, 82)	250	—	2,999,404
including:
loans to organizations payable in less than 12 months	251	—	2,987,967
own shares redeemed from shareholders	252	—	—
other short-term financial investments	253	—	11,432
Monetary assets	260	463	1,358,374
including:
cash (50)	261	2	—
settlement accounts (51)	262	185	8,112
foreign-currency accounts (52)	263	—	384,882
other monetary assets (55, 56, 57)	264	276	965,380
Other circulating assets	270	—	—
TOTAL for Section II	290	4,728	4,516,572
BALANCE (sum of lines 190 + 290)	300	723,140	6,018,361

LIABILITIES	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES
Charter capital (85)	410	700,000	880,000
Additional capital (87)	420	—	4,958,622
Reserve capital (86)	430	—	—
statutory reserves	431	—	—
reserves formed in accordance with organizational documents	432	—	—
Social fund (88)	440	—	—
Special-purpose financing and receipts (96)	450	—	—
Retained earnings of previous years (88)	460	—	—
Uncovered losses of previous years (88)	465	(915)	(915)
Undistributed profit of the reporting year (88)	470	—	176,608
Uncovered losses of the reporting year (88)	475	—	—
TOTAL for Section III	490	699,085	6,014,315
IV. LONG-TERM LIABILITIES
Loans and credits (67)	510	—	—
bank credits repayable more than 12 months after the reporting date	511	—	—
loans repayable more than 12 months after the reporting date	512	—	—
Other long-term liabilities	520	—	—
TOTAL for Section IV	590	—	—
V. SHORT-TERM LIABILITIES
Loans and credits (66)	610	8,414	—
bank credits repayable within 12 months of the reporting date	611	—	—
loans repayable within 12 months of the reporting date	612	8,414	—
Accounts payable	620	15,642	4,046
suppliers and contractors (60, 76)	621	563	2,928
bills of exchange payable (60)	622	—	—
amounts owed to subsidiaries and dependent companies (78)	623	—	—
amounts owed to employees (70)	624	15	913
amounts owed to state extrabudgetary funds (69)	625	—	46
amounts owed to the budget (68)	626	352	78
advances received (62)	627	—	—
other creditors (71,76)	628	14,712	84
Income payable to participants (founders) (75)	630	—	—
Deferred income (83)	640	—	—
Provisions for expenses (89)	650	—	—
Other short-term liabilities	660	—	—
TOTAL for Section V	690	24,056	4,046
BALANCE (sum of lines 490 + 590 + 690)	700	723,141	6,018,361

STATEMENT
OF ASSETS ON OFF-BALANCE ACCOUNTS

Item	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
Rented fixed assets (001)	910	—	—
including leased assets	911	—	—
Valuables in custody (002)	920	—	—
Consigned goods (004)	930	—	—
Bad debts written off as losses (007)	940	—	—
Received security for obligations and payments (008)	950	—	—
Issued security for obligations and payments (009)	960	762,856	1,092,443
Depreciation of housing (014)	970	—	—
Depreciation of amenities and similar facilities (015)	980	—	—

STATEMENT OF PROFITS AND LOSSES

		Codes
	OKUD Form No. 2	0710002
at September 30, 2002	Date (year, month, day)
Organization Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	57024227
Taxpayer Identification Number	INN	7709342399
Type of activity Productiond and sale of dairy and cultured milk products	OKDP	84500
Organizational and legal form / form of ownership private	OKOPF / OKFS	47	34
Unit of measure: thousand rubles	OKEI code

accrual basis

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
I. Income and expenses for usual activities
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payments)	010	28,999	1,117
including from sale of: finished products	011	—	—
goods	012	—	—
services	013	3,718	1,117
other sales	014	25,281	—
Cost price of goods, products, work, and services sold	020	15	3
finished products	021	—	—
goods	022	—	—
services	023	15	3
other sales	024	—	—
Gross profit	029	28,984	1,114
Trading costs	030	—	—
Management costs	040	50,803	160
Profit (loss) from sales (lines (010 - 020 - 030 - 040)	050	(21,819)	954
II. Operating income and expenses
Interest receivable	060	169,925	—
Interest payable	070	—	—
Income from participation in other organizations	080	—	—
Other operating income	090	802,804	—
Other operating expenses	100	792,899	523
III. Non-sales income and expenses
Non-sales income	120	105,371	—
Non-sales expenses	130	17,643	—
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	245,739	431
Tax on profit and other similar compulsory payments	150	69,131	333
Profit (loss) from usual activities	160	176,608	98
IV. Extraordinary income and expenses
Extraordinary income	170	—	—
Extraordinary expenses	180	—	—
Net profit (undistributed profit (loss) of the reporting period) (lines (160 + 170 - 180))	190	176,608	98

INDIVIDUAL INCOME AND EXPENSE ITEMS

	Line code	Reporting period		Same period of preceding year
Item		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	—	—	—	—
Accumulated income (loss)	220	—	—	—	—
Compensation for losses caused by nonperformance or improper performance of obligations	230	—	—	—	—
Exchange-rate differences in foreign-exchange operations	240	102,885	9,676	—	—
Reduction of cost price of manufacturing inventory by the end of the reporting period	250	—	—	—	—
Write-off of receivables and payables upon expiration of limitations period	260	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/	Vladimir V. Preobrajensky
	Name:		Vladimir V. Preobrajensky
	Title:		Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: November 20, 2002